NOTICE TO READER

The accompanying Senior Facilities Agreement (Construction and Operations) dated October 20, 2015 involving Asanko Gold Inc. and certain of its affiliates, variously as borrower and guarantors, and EXP 2 Ltd., as lender, together with the related amendment No 1, supersedes and replaces in their entirety a Senior Facility Agreement involving Asanko Gold Inc. and certain other of its affiliates, and Exp 2 Ltd., amended and restated as of October 20, 2015, together with Amendment No 3 dated December 16, 2015, both of which were filed at http://www.sec.gov/edgar/searchedgar/webusers.htm on December 21, 2015.